Exhibit 12.1

AG Mortgage Investment Trust, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

				Period from
	Year Ended	Year Ended	Year Ended	March 7, 2011 to
	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Net Income/(Loss)	$109,395,568	$(31,578,636)	$134,935,917	$18,970,696

Fixed Charges (1)	51,464,389	59,408,921	28,797,622	4,132,336
Preferred stock dividends	13,469,416	13,469,416	4,137,010	-
Total fixed charges and preferred stock dividends	64,933,805	72,878,337	32,934,632	4,132,336

Earnings available to cover fixed charges and preferred stock dividends	$174,329,373	$41,299,701	$167,870,549	$23,103,032

Ratio of earnings to combined fixed charges and preferred stock dividends	2.7	0.6	5.1	5.6

(1) Fixed charges consist of interest expense on all indebtedness reported for GAAP, plus $2.6 million, $5.9 million, $3.8 million, and $0.3 million relating to the underlying interest charge on repurchase agreements accounted for as a component of linked transactions, and $22.3 million, $27.9 million, $10.0 million, and $2.2 million relating to the net periodic interest settlements of interest rate swaps for the years ended December 31, 2014, December 31, 2013, and December 31, 2012 and for the period ended December 31, 2011, respectively.